Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-120211

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-120211) with the Securities and Exchange Commission on November 4, 2004, as amended on November 5, 2004. The registration statement includes an amended joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement also serves as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY VIROLOGIC AND ACLARA, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the amended joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the amended joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger are available in the amended joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On November 15, 2004 ViroLogic conducted an investment community conference call that was simultaneously webcast. Attached is the transcript from the conference call:

FINAL TRANSCRIPT

VLGC - Q3 2004 ViroLogic, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Bill Young

ViroLogic, Inc. - Chairman and CEO

Tom O’Neil

ViroLogic, Inc.

Alf Merriweather

ACLARA BioSciences, Inc. - Vice President, Finance & CFO

CONFERENCE CALL PARTICIPANTS

David Taylor

Taylor Capital Management - Analyst

Arthur Hall

Valarian Associates - Analyst

Ben Cuqbitt

MCAP - Analyst

PRESENTATION

Operator

Mr. O’Neil, you may proceed.

Tom O’Neil - ViroLogic, Inc.

Good morning. This morning we issued a press release highlighting the information to be discussed on this call. A copy can be found in the Investor Relations section of our Web site. Before we begin, I’d like to read the following statement.

Certain statements on this conference call are forward-looking, including statements related to the acceptance of the company’s PhenoSense GT assay and the growing use of the company’s assay by pharmaceutical customer - company customers, the pipeline and timing of customer clinical trials, the potential impact of education and field service programs on patient sample collection and handling, and anticipated completion of and benefits from the proposed merger with ACLARA BioSciences.

These forward-looking statements are subject to risks and uncertainties and other factors which may cause actual results to differ materially from anticipated results or expectations and include, but are not limited to, the risk that the company’s products may not continue to be accepted or that increased demand may not develop as anticipated, the timing of customer - of customer clinical trials, risks related to our pending merger with ACLARA. Including the risk that the closing conditions of the merger may not be satisfied, that the merger may not be completed, and costs related to the proposed merger may adversely impact ViroLogic’s financial performance and/or condition. The risk that the company’s products may not perform as expected, whether ViroLogic successfully introduces new products. Risks related to the implementation of the company’s distribution agreement with a national laboratory, whether others introduce competitive products. The risk that gross margin may not increase as expected, whether payors will authorize reimbursement for its products. Whether the FDA or any other agency will decide to regulate ViroLogic’s products or services. Whether the Company will encounter problems or delays in automating its processes. Whether intellectual property underlying the Company’s technology is adequate. Whether licenses to third party technology will be available. And whether ViroLogic will be able to raise sufficient capital when required.

For a discussion of these and other factors that may cause ViroLogic’s actual events to differ from those projected, please refer to the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and the Joint Proxy/Prospectus related to the proposed merger with ACLARA, as well as other subsequent filings with the Securities and Exchange Commission.

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FINAL TRANSCRIPT

VLGC - Q3 2004 ViroLogic, Inc. Earnings Conference Call

In connection with the proposed merger with ACLARA, ViroLogic has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes an amended joint proxy statement/prospectus of ViroLogic and ACLARA and other relevant documents in connection with the proposed transaction. Investors and security holders of ViroLogic and ACLARA are advised to read the amended joint proxy statement/prospectus, and other documents filed by ViroLogic and ACLARA, because they will contain important information about ViroLogic, ACLARA and the proposed transaction. Investors and security holders may obtain a free copy of the amended joint proxy statement/prospectus, and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission’s web site at www.sec.gov.

These documents may also be obtained from ViroLogic or ACLARA by directing such requests to each company’s Investor Relations group. ViroLogic, ACLARA, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any such interest will be available in the joint proxy statement prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K(a) filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K(a) filed with the Securities and Exchange Commission on April 29, 2004. These materials are available at the Securities and Exchange Commission Web site and from ViroLogic and ACLARA.

I would now like to turn the call over to Bill Young, Chairman and CEO of ViroLogic.

Bill Young - ViroLogic, Inc. - Chairman and CEO

Good morning, everyone, and thank you for joining us. On today’s call, I’ll be reviewing our third quarter financial results and business accomplishments and providing an update on the integration planning for the proposed merger with ACLARA. Let me now provide an overview of the quarterly results.

Revenue for the third quarter of 2004 was $8.6 million compared to revenue of $9.1 million for the third quarter of 2003. Our patient testing business was $5.9 million in the third quarter of 2004 compared to $6.2 million in the same period a year ago. As previously disclosed, the factors affecting patient testing revenue included a higher than expected number of tests for which results could not be generated due to sample handling and quality prior to submission to ViroLogic. A larger than normal backlog of in-process tests, and lower test volume from Florida due to the hurricanes.

Revenue from our pharmaceutical testing business was approximately $2.1 million compared to $2.6 million in the third quarter of 2003, reflecting the previously disclosed delays in the start of certain late-stage clinical trials. Looking forward to 2005, there exists a robust HIV drug development pipeline focused on novel drug targets. And the pharmaceutical companies developing these potential new treatments plan on utilizing our assays for their clinical trials. Let me discuss how we are - we are addressing the set of factors impacting patient testing.

We’re focused on improving sample handling by centers where samples are collected prior to submission to us for testing. We’re actively and intensely working with many of our customers to improve this process. Specifically we’re asking our customer support team to handle training for sample collection and handling. This will continue to be an area of focus for us, and we will continue to strengthen our support organization to better address these customer needs. We’re focusing our sales and marketing resources on the key physicians treating HIV throughout the U.S. Recently we provided in-depth educational programs to around 300 doctors and providers. We continue to find that when physicians are informed on the demonstrated benefit that appropriate testing can have in their understanding of disease progression, they readily increase their use of our products. These education initiatives are paying off with good growth in the use of PhenoSense GT, our combination drug resistance assay, which continues to grow and become a larger percentage of our overall patient testing business.

Turning now to operating details for the quarter, gross margin on product revenue was 48% in the third quarter of 2004, compared to 50% reported during the same quarter last year. Operating costs and expenses for the third quarter of 2004 were $10.2 million compared to $9.6 million for the same period in 2003. The net loss applicable to common stockholders was $1.7 million, or three cents per common share, compared to a net loss applicable to common stockholders of $800,000, or two cents per common share, for the same period in 2003.

Cash, cash equivalents, short-term investment and restricted cash were $8.1 million at September 30, 2004. The primary use of cash during 2004 was the payment of non-operating merger related cost of $1.4 million related to the proposed merger with ACLARA BioSciences. In addition, for the first nine months of this year, we used cash from operations of approximately $300,000.

Now let me talk about the progress in developing broad acceptance of exciting new products for both our pharmaceutical and patient testing business. Our presence at ICAAC illustrates how we’re working closely with leading scientists, researchers, and physicians to bring next-generation testing products to the forefront to make innovative treatment possible for patients suffering with HIV infection. At the ICAAC viral fitness session, Dr. Chris Petropoulos, our VP of Research and Development, provided a key presentation on the state of the art of the use of viral fitness as an

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FINAL TRANSCRIPT

VLGC - Q3 2004 ViroLogic, Inc. Earnings Conference Call

important measurement of disease progression and described the benefits of using our replication capacity, or RC assay, as a clinical tool for use in management of HIV infection.

RC testing is only commercially available through ViroLogic and is currently provided free of charge when either our phenotypic - of our phenotypic resistance assays, PhenoSense or PhenoSense GT, is ordered. As supportive clinical data becomes available, we expect to convert this to a revenue generating product in our patient testing business. As the HIV virus mutates in order to develop resistance to drugs and to evade host immunity, it may diminish its own ability to replicate. These alterations or reductions in viral fitness as measured by the RC assay may translate into better outcomes for patients as a consequence of the impaired ability of the virus to replicate and cause disease.

Our recent award of a Phase II SBIR grant from the NIH allows us to initiate multiple large collaborative studies of the utility of RC. Focusing on specific clinical situations where it may provide valuable information to physicians. In the future, RC may aid physicians in the overall optimization of therapeutic strategies against the virus and the cost-effective utilization of drugs available to patients.

Eight other presentations were made at ICAAC focusing on various applications of the PhenoSense Entry assay, which is increasingly utilized by drug developers to assess resistance to drugs including the new entry inhibitor class of drugs as well as our viral tropism test for chemokine co-receptors. ICAAC once again highlighted that our work with over 50 pharmaceutical and biotech companies is making a difference. We remain the partner of choice for resistance testing to support HIV and other infectious disease new drug development.

Let me now turn to our proposed merger with ACLARA. We’re enthusiastic about the merger and believe we’re positioned to create an exciting new company in personalized molecular diagnostics focused on infectious diseases and cancer therapies. The combination promises to leverage our HIV testing franchise and establish commercial infrastructure with ACLARA’s technology to address a significant need in the development and use of targeted cancer treatments. This represents a large market opportunity.

We believe there are important parallels between the progression of HIV treatment and the evolution of cancer therapies, and there are many lessons to be applied from our experience in HIV. Specifically, we plan to utilize our CLIA Lab and experience, which includes the transition of novel molecular technologies from R&D into reliable, high throughput tools for doctors and their patients. This will provide a critical jumpstart to commercializing tests using the eTag platform. We formed cross-functional teams with ACLARA focused on integration and product planning. The new company will have approximately 240 employees, with operations headquartered in South San Francisco, California. ACLARA’s Mountain View operations are expected to move to South San Francisco in early 2005.

I’ll continue as CEO and Chairman of the newly merged company. Alf Merriweather, CFO of ACLARA, will become ViroLogic’s CFO. Also joining the existing executive management team are Sharat Singh, ACLARA’s Chief Technical Officer, who will assume the title of CTO Oncology at ViroLogic. And Mike Dunn, ACLARA’s Chief Business Officer, who will continue to lead our oncology business development effort. John Mendlein and Tom Baruch, current ACLARA Board members will join the ViroLogic Board of Directors.

ViroLogic and ACLARA will convene their respective annual stockholder meetings at 9:00 a.m. Pacific time on Friday, December 10, so that stockholders can vote on whether to approve the merger, as well as certain other matters. Proxies have been mailed. The Directors and Executive Officers of those companies have agreed to vote in favor of the merger. In addition, two larger stockholders in ACLARA, Tang Capital Partners and Perry Corp., have agreed to vote their ACLARA shares in favor of the merger. The aggregate number of ACLARA shares covered by these voting agreements is approximately 8.6 million, representing approximately 24 % of ACLARA’s outstanding shares. We anticipate closing shortly after stockholder approval.

To summarize, we’re exciting about the proposed merger with ACLARA and look forward to expediting the path for development and commercialization of products for the infectious disease and oncology marketplaces. I’ll now turn the call back to the operator for questions.

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QUESTION AND ANSWER

Operator

Ladies and gentlemen, this is your question-and-answer session. If you’d like to ask a question or make a comment, please key star, one on your touch-tone phone. If your question has been answered and you would like to withdraw, please key star, two. Again, that is star, one for questions. One moment while we compile a list.

And our first question comes from David Taylor from Taylor Capital Management. Please proceed.

David Taylor - Taylor Capital Management - Analyst

Good morning. Had a couple questions. Would you be able to quantify the backlog of in-process tests?

Bill Young - ViroLogic, Inc. - Chairman and CEO

The - there were - there were probably three primary factors responsible for the slightly revenue in Q3. The largest of those was the slightly increased number of tests that could not be reported that I referred to. The backlog was a lesser amount. But, no, we haven’t quantified either one of those. And then there was a - there was an effect that is a little harder to get your hands around, but certainly from the hurricanes in Florida that swept through that area provided a lower level of accessions than it normally would.

David Taylor - Taylor Capital Management - Analyst

All right, but you can’t put a number on the - or tell us what the backlog of in-process tests is?

Bill Young - ViroLogic, Inc. - Chairman and CEO

You know, I hesitate to do that, but it was - it was a lesser amount than the - than the percentage that could not be reported due to low viral load and sample handling.

David Taylor - Taylor Capital Management - Analyst

Any indication of the extent to which the Florida business has come back to normal and might want to anticipate a bulge in terms of the catch-up effect there at all?

Bill Young - ViroLogic, Inc. - Chairman and CEO

It has come back to normal in what we’ve seen in the fourth quarter. And, you know, the issue in Florida was there were - one hurricane is one thing, but several swept through. A lot of people couldn’t get to the physician for their regular appointments, and that situation has pretty much resolved itself now.

David Taylor - Taylor Capital Management - Analyst

OK. Could that a benefit to fourth quarter revenue?

Bill Young - ViroLogic, Inc. - Chairman and CEO

It’s possible, yes. There should be some pent-up demand there that would then recover.

David Taylor - Taylor Capital Management - Analyst

OK. Could you discuss the sequential decline in the pharmaceutical testing business from the first quarter to the second quarter to the third quarter, and what your expectations are there and what’s actually happening in that area of the business?

Bill Young - ViroLogic, Inc. - Chairman and CEO

The primary effect there is we’ve previously disclosed that a major large-scale clinical trial was delayed a number of months. That trial actually is starting up now, and most of the revenue from that will be in ‘05 and ‘06 and continue beyond. The rest of the fluctuation is just normal fluctuation in the pharma business, which occurs due to the timing of and start-stop of clinical trials. We have very high market share in that business - probably well over 90%. We have something like 50 pharmaceutical and biotech companies that work with us. So, you know, any fluctuation is not from loss of business. It’s really from timing of activity that’s going on in that segment.

David Taylor - Taylor Capital Management - Analyst

My last question - if you could just, to the extent that you can, address the issue of integration of the sales forces between the two companies, ACLARA and ?

Bill Young - ViroLogic, Inc. - Chairman and CEO

Probably - very likely there won’t be much integration of the actual sales force. The oncology physician market place is a different one and most likely a separate sales - talking about on-the-street sales force will be required to market products from the eTag technology. On the other hand, marketing concepts and ideas, sales management, sales and marketing management, reimbursement strategies - all of those things would apply on the

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FINAL TRANSCRIPT

VLGC - Q3 2004 ViroLogic, Inc. Earnings Conference Call

oncology side. But if you think about the actual people that are out talking to physicians, it’s most likely going to be a separate (inaudible), but that’s a decision we actually haven’t made yet, but most likely be a separate group.

David Taylor - Taylor Capital Management - Analyst

Thank you.

Operator

Our next question comes from Arthur Hall from Valarian Associates. Please proceed.

Arthur Hall - Valarian Associates - Analyst

Yes, Bill, could you talk about the relationship with Quest and the results since your national agreement was signed in April, I think it was - how that’s going?

Bill Young - ViroLogic, Inc. - Chairman and CEO

It’s going well. The - I think it’s one of the reasons why we’ve seen a significant interest and upswing in PhenoSense GT, which is our combination product that a lot of physicians like and use. Some business has gone from the areas of the country - come from areas of the country that previously wouldn’t have access before - to before. Also we’re working with Quest on the issue of our slightly higher rate of non-reportables, and they’re working very closely with us to help provide the right procedures to their customers. So I would say at this stage it’s going pretty well.

Arthur Hall - Valarian Associates - Analyst

Can you give any idea of the kind of volume you’re doing with them?

Bill Young - ViroLogic, Inc. - Chairman and CEO

I - we don’t normally break that out separately, and I can’t actually do that. But I think the relationship’s a good one and I expect it to continue to provide benefit for both companies.

Arthur Hall - Valarian Associates - Analyst

OK, thanks.

Operator

Our next question comes from Ben Cuqbitt from MCAP. Please proceed.

Ben Cuqbitt - MCAP - Analyst

Yes, I have a question about the contingent value right being offered to ACLARA shareholders. As an ACLARA shareholder, it’s obviously very important to me that this be a liquid security. And in the (INAUDIBLE) document, you mentioned that your - sort of best efforts will be made to have it trade on an exchange. It also mentions that sort of preliminary feedback from the NASDAQ was going to - was such that it wasn’t possible to have it listed on the NASDAQ and that you’re going to explore sort of the AMEX or the bulletin board. And I was just wondering if you could give an update on the progress of having that listed and kind of give your view on...

Bill Young - ViroLogic, Inc. - Chairman and CEO

Sure. Alf Merriweather is here, who will be CFO and is CFO of ACLARA, so let him respond to that.

Alf Merriweather - ACLARA BioSciences, Inc. - Vice President, Finance & CFO

Yes, the attempts to get the CVR listed are going ahead. We’re not yet at the point where we have that finalized, and when we do we will, obviously, announce the details of it. But it is still certainly our intention that CVR be listed. We don’t yet know which exchange or market it will be listed on.

Ben Cuqbitt - MCAP - Analyst

OK, but is it safe to say that it will almost certainly be listed on a market?

Alf Merriweather - ACLARA BioSciences, Inc. - Vice President, Finance & CFO

That’s certainly our goal, yes.

Ben Cuqbitt - MCAP- Analyst

OK, but do you have comfort that there’s a very high probability that that will be the case?

Alf Merriweather - ACLARA BioSciences, Inc. - Vice President, Finance & CFO

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FINAL TRANSCRIPT

VLGC - Q3 2004 ViroLogic, Inc. Earnings Conference Call

Yes, we expect - we certainly expect it to be listed. We just can’t say at this point which market it will be listed on. But we do expect to get it listed.

Ben Cuqbitt - MCAP - Analyst

OK, what would be timing for that?

Alf Merriweather - ACLARA BioSciences, Inc. - Vice President, Finance & CFO

We would hope at closing or very shortly after. But, again, we’ll announce that when we have something definitive to say.

Ben Cuqbitt - MCAP - Analyst

OK, but your expectation would be shortly after the deal - the merger closes, anyway?

Alf Merriweather - ACLARA BioSciences, Inc. - Vice President, Finance & CFO

Yes.

Ben Cuqbitt - MCAP -Analyst

OK, thank you very much.

Bill Young - ViroLogic, Inc. - Chairman and CEO

You’re welcome.

Operator

Again, ladies and gentlemen, if you’d like to ask a question or make a comment, please key star, one on your touch-tone phone.

Ladies and gentlemen, this concludes the question-and-answer portion of today’s call. I would now like to turn your presentation back over to Tom O’Neil for closing remarks.

Bill Young - ViroLogic, Inc. - Chairman and CEO

Thank you, everyone, for joining us today. I just want to remind you that we’ll be presenting at the First Annual Lazard Life Sciences Conference on November 30 in New York, and look forward to seeing you there. Good morning.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day.

END

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